Exhibit 99.43
NEWS RELEASE
FOR IMMEDIATE RELEASE:
June 8, 2011
STUDENT TRANSPORTATION ANNOUNCES NEW LOW
COST LEASING PROGRAM
Low Cost Equipment Financing Program Adds Fuel for Growth
Barrie, ON (June 8, 2011) — Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) announced that it is reviewing new proposals to its fleet leasing program for the company’s fiscal 2012 year which begins July 1, 2011. The leasing proposals received from several major financial institutions carry effective interest rates of 2.99% to 4.98% fixed for six years. The company is entering into the leases to get a jump on the more than 10% year over year growth already booked for fiscal year 2102.
The company received multiple leasing proposals from which to choose in connection with next fiscal year’s replacement and growth capital vehicle purchases. “Leasing has been a great financing alternative for us recently and it has proven to be an effective option to using our credit facility which we prefer to keep for growth,” said Patrick Walker, Chief Financial Officer & Executive Vice President. The leases the company has entered into in the past few years have six year terms, low cost fixed financing features and minimal residual buy back options at the end of the term. The residual allows the company to buy back the vehicle at the end of the six year lease term at 15-30% of the vehicles’ value with over 50% of the vehicle life remaining. Operating leases differ from traditional equipment financing in that STI gives up “ownership” of the vehicle and its depreciation allowance in return for a lower fixed rate of financing. “With new tax legislation exclusive in the U.S. this year, buyers of large capital assets can receive 100% of the value of the asset through a depreciation charge in 2011. Clearly certain of our lenders want to take advantage of the full depreciation and thus are anxious to offer us such great rates,” added Walker.

The Company previously announced that it has successfully re-negotiated its new senior credit facility which is used for growth and working capital and has closed on it new USD $60 million convertible debt offering as well. The CFO said, “We have entered into discussions on the refinancing of the company’s senior notes due in December 2011, with initial indications that pricing will be below the current rate for renewing the notes. The company chose not to renegotiate the senior notes at the same time of the credit facility refinancing due to a substantial prepayment penalty clause in the agreement.” Finally, the company also noted that approximately 45% of its 7.5% convertible debt (TSX: STB.DB.A) has been converted to common shares by the respective noteholders. The company has a call option on the 7.5% convertible notes starting next year in November 2012. “Clearly, our credit position has strengthened over the years. Improving our capital structure during these times is a prudent move and positions us well for growth and for continuing our stable dividends,” said Walker.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STI’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STI’s growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STI’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com